

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 22, 2006

Thomas Peterffy
Chairman, Chief Executive Officer and President
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

Re: Interactive Brokers Group, Inc.
     Registration Statement on Form S-1
     Filed on November 27, 2006
     File No. 333-138955

Dear Mr. Peterffy:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

2.   All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have

comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3.   Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4.   Please do not use smaller type on the front cover and in tables and footnotes, as you do on pages 17, 42, 45, 47, 50, 59, 66, and 68, for example.

Prospectus Cover Page

5.   The text on your cover page is dense. Limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. We note for example that the information set forth in the second and third paragraphs is not Item 501 information.

6.   You disclose that the net proceeds of the offering will be used to purchase membership interests in IBG LLC from its members. However, it is unclear what portion of the net proceeds will go to your affiliates. Please quantify and provide greater detail in the Summary and Use of Proceeds sections, what percentage of the net proceeds your officers and directors will receive from the offering. Also add a risk factor that a significant amount of the proceeds will go to officers and directors rather than be used for corporate business purposes. In the summary, disclose the amount of proceeds each officer and director will receive.

Information about This Prospectus, page ii

7.   Please delete the language in the last paragraph that neither you nor any independent sources have verified market data to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

8.   Disclosure on pages 1-8 of the prospectus summary repeats information contained on pages 82-97 of the Business section of the prospectus. Please shorten the prospectus summary so that includes only highlights of the key aspects of your business and the offering. For example, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list. See instruction to Item 503(a) of Regulation S-K. In addition, please revise to include a balanced description of your business, including the associated risks. For example, while you disclose revenues and income, you do not discuss that the historical financial information may not be representative of your results as an independent public company and you do not discuss your significant indebtedness.

Our Business, page 1

9.   Please disclose that part of your business includes a subsidiary registered as a broker under Section 15 of the Securities Exchange Act of 1934. Please provide appropriate disclosure regarding the costs and potential liabilities resulting from this registration, including risk factor disclosure if material.

10.   In the first paragraph, disclose that you are a holding company and that the operations of the IBG business will be performed and all your assets will be held through IBG LLC. Also disclose in this paragraph that 5% of the membership interests will be held by the class A shareholders and 95% of the membership interests will be held by IBG Holdings LLC, including Thomas Peterffy and his affiliates. Also explain that the IBG LLC membership interests may be exchanged for class A shares.

11.   We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. You also refer to data compiled by the FIA, Institutional Investor and several stock exchanges. Please advise us as to whether your basis for your comparative and factual assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Section 7 of the Securities Act and Rule 436 of Regulation C.

Recapitalization and Organizational Structure, page 9

12.   Disclose that Thomas Peterffy and his affiliates own 100% of the class B shares and clarify whether the class B shares are tied to the membership interests.

13.   Identify the executive officers and the number of employees who hold the 10% membership interests. Disclose whether any membership interests will be granted to employees in connection with the offering.

14.   Please provide prominent disclosure regarding the total compensation or other remuneration that each executive officer and director received or will receive from cash dividends or distributions in 2006 and 2007 and the proceeds of this offering.

15.   You indicate that after the completion of the recapitalization, your primary asset will be your ownership of approximately 5 percent of the membership interest in IBG LLC, including your controlling interest and related contractual right as managing member of

IBG LLC. You also indicate that you will operate and control all of the business and affairs of IBG LLC and you will consolidate IBG LLC. Please tell us more regarding the rights held by the non-managing members of IBG LLC and how you determined that you control IBG LLC for consolidation purposes. Please refer to paragraphs 6-21 of EITF 04-5.

Overview, page 9

16.   We note your disclosure that net profits and losses of IBG LLC will be allocated on a pro rata basis. Please clarify whether all of the management fees, incentive income and investment income earned by the operating company will flow to the class A shareholders in the same manner as to the IBG Holdings LLC members. For example, explain how IBG LLC income is distributed to the IBG Holdings LLC members and whether the income that these members receive is subject to different allocations, such as pursuant to the tax receivable agreement. Clarify whether all the IBG LLC membership interests are the same or whether some, such as the interests distributed to the Thomas Peterffy and his affiliates, have different features or rights associated with them, such as an associated class B share.

Exchange and Redemption of Membership Interests, page 11

17.   Please disclose what affect, if any, the exchanges will have on the existing class A shareholders.

18.   If true, disclose that the annual registration of the common stock issued in exchange for the unrestricted is a requirement according to the exchange and registration rights agreement. Also disclose that you have agreed to register, upon demand by Thomas Peterffy, any or all shares issuable upon voluntary exchange of the membership interests owned in IBG Holdings LLC.

19.   Disclose whether the limitation on exchange for the unrestricted membership interests is set forth in an agreement.

20.   Please disclose when the tax savings payments must be made to the IBG LLC members. For example, is there a specific time period after the exchange when payment must be made?

21.   Please provide greater detail regarding the company's ability to realize tax benefits if the IBG Holdings LLC members own more than 20% of the outstanding shares. Also explain how these members could own more than 20% of the outstanding shares if there is a requirement, as you disclose on page 11, that the shares issuable upon exchanges will be immediately sold into the public markets to parties other than members of IBG Holdings LLC.

22.   Please explain in greater detail the "certain circumstances" under which IBG Holdings LLC or Thomas Peterffy would cause the unrestricted membership interests to be fully exchanged and what affect this would have on the class A shareholders.

The Offering, page 14

23.   Please revise to provide a brief description of the OpenIPO procedures. For example, provide a bulleted list of the phases of the auction process.

24.   Disclose that the clearing price, and therefore the actual offering price, could be higher or lower than the price range estimated for the offering.

25.   Please add a heading to explain the exchange rights and disclose how many class A shares are reserved for exchange.

Risk Factors, page 18

Future sales of our common stock . . ., page 31

26.   Disclose that according to the exchange and registration rights agreement you expect to register the common stock issued in exchange for the unrestricted IBG Holdings LLC memberships interests annually commencing one year after this offering.

Dividend Policy, page 41

27.   Disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that in 2006 you paid $152 million in cash dividends. Please disclose whether this distribution was declared pursuant to any agreement. Clarify whether you have historically had used earnings or borrowings to make these distributions.

28.   Please describe any provisions in your debt and operating agreements which may restrict you from paying dividends.

Dilution, page 43

29.   Revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your equity and employee incentive plans. See Item 506 of Regulation S-K. Also include the shares issuable upon conversion of the ROI units.

Unaudited Pro Forma Consolidated Financial Data, page 44

30.   For all adjustments columns included in your pro forma financial statements, please ensure that you clearly describe how you computed each adjustment, if not obvious. Your description should be detailed enough that a reader may recalculate the adjustments easily.

31.   Your pro forma consolidated statement of financial condition should be presented as if the transaction were consummated on the balance sheet date. Please revise to disclose that your consolidated statement of financial condition was prepared assuming the transaction was consummated on September 30, 2006 and modify your pro forma adjustments, if necessary.

Unaudited Pro Forma Consolidated Statements of Income, page 45

32.   Please provide pro forma earnings per share information for all periods presented.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 47

33.   Please also disclose the number of common shares of authorized, issued and outstanding on a pro forma basis. Given that the number of shares to be issued has not been determined due to the OpenIPO process, please provide a sensitivity analysis for the number of shares issued and the net earnings per share that takes into consideration the potential variation in the number of shares to be issued. Refer to Article 11 of Regulation S-X for additional guidance on preparing pro forma financial statements.

34.   Please revise the stockholders' equity line item to show the components of stockholders' equity. You should include the amounts in each component including but not limited to common stock and additional paid in capital.

Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition, page 48

35.   Regarding Note (1), you indicate that additional deferred income tax expenses are reflected in the pro forma statements of income for the year ended December 31, 2005 and for the nine month ended September 30, 2006. Please tell us why you have included this adjustment in your balance sheet as of September 30, 2006. In this regard, we note that the pro forma balance sheet should be presented as if the transaction took place on September 30, 2006. Note (2) also appears to take prior period information into consideration. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005, page 60

36.   Please expand/revise the discussion of your results of operations for each period presented to address the following:

- Please provide a more comprehensive analysis of factors that impacted your trading gains, commissions and execution fees, interest income and interest expense, other income and non-interest expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.
- Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in commissions and fees was due to higher trading volume partially offset by a reduction in customer commission and execution rates implemented in 2005. However, you do not quantify the amount of the increase related to higher trading or the impact of the reduction in commission and execution rates.

    Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Business, page 82

Intellectual Property, page 117

37.   We note your Summary disclosure that your proprietary technology is the key to your success. In the risk factors, you disclose that you rely primarily on trade secret, contract, copyright, trademark and patent law to protect your proprietary technology. Please describe in greater detail the duration and effect of all patents and trademarks held. See Item 101(c)(iv) of Regulation S-K.

Legal Proceedings and Regulatory Matters, page 117

38.   Please disclose the name of the court in which the proceedings are pending and the principal parties thereto. See Item 103 of Regulation S-K.

Summary Compensation Table, page 122

Return on Investment Dollar Units, page 123

39.   Please confirm that none of the ROI units were granted to any named executive officers.

Description of Capital Stock, page 130

40.   Please also include a description of the membership interests and the operating agreement for IBG LLC since you are dependent upon the operating company to distribute cash to you in amounts sufficient to pay your tax liabilities and other expenses.

Plan of Distribution, page 142

41.   Because this is a best efforts offering, please describe in greater detail the conditions to the obligations of the placement agents. See Instruction to Item 508(a) of Regulation S-K.

The OpenIPO Auction Process, page 142

42.   Please provide us supplementally with a fair and accurate description, or screen shots, of the internet web pages the investors participating in the auction will see prior to the auction.

Effectiveness of the Registration Statement, page 143

43.   Please clarify in the last sentence that the right for bidders to withdraw their bids before the notice of acceptance is sent includes periods after the closing of the auction. See Rule 134(d) of the Securities Act of 1934.

Changes in the Price Range or Offering Size…, page 144

44.   Please disclose the percentage threshold at which would determine a material change had occurred which would trigger the requirement of reconfirmations and filing of a post-effective amendment.

45.   Please disclose any other circumstances that would trigger the requirement for bidders to reconfirm bids.

46.   Please disclose the procedures for reconfirmation of bids.

Requirements for Valid Bids, page 149

47.   Tell us what you mean by the term "suitability and eligibility standards" in connection
      with this auction process. Are you referring to the suitability under the National
      Association of Securities Dealer`s Rule 2310 and/or the New York Stock Exchange`s
      Rule 405, or are you referring to some other suitability standards that will be applied by
      the placement agents in this offering?

Legal Matters, page 153

48.   Please disclose the fair market value of the securities owned, received and to be received,
      or subject to options, warrants or rights received or to be received by counsel if it exceeds
      $50,000. See Instruction to Item 509 of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page F-4

49.   Please present pro forma tax expense on the face of your consolidated statements of
      income for each period presented. Please also disclose pro forma tax expense and pro
      forma earnings per share in your summary and selected financial data sections.

2. Significant Accounting Policies, page F-7

Redeemable Members' Interest, page F-8

50.   You indicate that, prior to January 1, 2006, member interest grants were initially
      accounted for as liabilities until six months elapsed from the date of grant, at which time
      such liabilities were reclassified to redeemable members' interest as members'
      contribution. Please tell us the basis for your treatment and identify the supporting
      accounting literature.

Securities Owned, page F-10

51.   You indicate that substantially all securities owned and securities sold, not yet purchased
      are recorded at fair value. Please expand your disclosure to clearly state how you
      determine the fair value of securities owned. Please also expand your disclosure to state
      how you record securities owned and securities sold, not yet purchased when fair value is
      not used. Please disclose the specific methods used to determine the value of these
      instruments.

Note 14 – Commitments, Contingencies and Guarantees, page F-23

Litigation, page F-23

52.   You indicate that the resolutions of these actions will not have a material adverse effect
        on IBG LLC's business or financial condition but may materially impact results of
        operation for any given period. Please revise your disclosure to clarify whether you
        believe that the resolutions of these actions will not have a material adverse effect on
        your cash flows as well.

53.   You indicate that you have not recorded any liability in relation to litigation matters as
        there are no matters for which liabilities are probable or estimable. If true, please
        confirm that additional losses related to pending litigation, in total and for each case
        individually, are not reasonably possible. If not, please revise your discussion to include
        each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic
        5:Y.

Leases, page F-23

54.   Please disclose how you account for (a) step rent provisions and escalation clauses and
        (b) capital improvement funding and other lease concessions, which may be present in
        your leases. If, as we assume, they are taken into account in computing your minimum
        lease payments and the minimum lease payments are recognized on a straight-line basis
        over the minimum lease term, the note should so state. If our assumption is incorrect,
        please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph
        5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on
        an existing index or rate, such as the consumer price index or the prime interest rate,
        should be included in your minimum lease payments.

Note 15 – Segment and Geographic Information, page F-25

55.   Please tell us whether revenues from any individual international country are material to
        total net revenues. If so, please separately identify revenues attributable to any such
        countries.

Condensed Consolidated Financial Statements for the Nine Months Ended September 30, page
F-28

56.   Please make corresponding changes in your interim financial statements to address our
        comments above, where appropriate.

Recent Sales of Unregistered Securities, page II-2

57.   Please include all securities issued to employees and principals. See Item 701 of
        Regulation S-K.

Exhibits

58.   Please file all the exhibits required by Item 601 of Regulation S-K, including:

        •   employee incentive plans, including the ROI Dollar Units and the Agreement as
            to Member Interest Purchase Rights,
        •   the IBG LLC operating agreement, and
        •   the securities clearing houses standard membership agreements of the operating
            companies.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

        •   should the Commission or the staff, acting pursuant to delegated authority, declare
            the filing effective, it does not foreclose the Commission from taking any action with
            respect to the filing;
        •   the action of the Commission or the staff, acting pursuant to delegated authority, in
            declaring the filing effective, does not relieve the company from its full
            responsibility for the adequacy and accuracy of the disclosure in the filing; and
        •   the company may not assert staff comments and the declaration of effectiveness as a
            defense in any proceeding initiated by the Commission or any person under the
            federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene at (202) 551-3733 or Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Adam M. Fox, Esq.
       Dechert LLP
       30 Rockefeller Plaza
       New York, NY 10112